PACCAR Inc. (PCAR)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

PCAR Shareholder since 2012

Please Vote For Proposal 3 – Special Shareholder Meeting Improvement

In response to this proposal it is important for PCAR management to clarify whether only shareholders of record are now qualified to contribute to the 25% of all shares outstanding needed to call for a special shareholder meeting.

Proposal 3 does not limit the right to call for a special shareholder meeting to record holders. If only record holders are now qualified then shares owned through a stockbroker would be excluded from this important right by our current rules.

The non-insider PCAR record holders may only hold 40% of PCAR non-insider stock. Then it would take a 62% consensus from these record holder shares to equal 25% of the PCAR total voting power to merely call for a special shareholder meeting.

Thus the current face value of a 25% consensus to call a special shareholder meeting might in reality be a 62% consensus which would be an absolutely overwhelming consensus. A requirement for an absolutely overwhelming consensus would not be not much of a right.

PCAR management should clarify the point on whether only record holders can now participate in formally calling for a special shareholder meeting.

Please Vote For Proposal 3 – Special Shareholder Meeting Improvement

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.